Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA email

February 27, 2020

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            The Lincoln National Life Insurance Company
Post-Effective Amendment No. 3 (the “Amendment”)
File No. 333-231487

Dear Mr. Zapata:

Attached is a courtesy copy of the above-referenced post-effective amendment filed on February 26, 2020. The Amendment introduces (a) a new crediting strategy, and (b) disclosure regarding the favorable treatment of advisory fee withdrawals to the above-referenced registration statement. The filing consists of four blacklined prospectuses.

    The Amendment introduces a Performance Trigger Rate crediting strategy that is being added to Lincoln Level Advantage® B-Share Indexed Variable Annuity, Lincoln Level Advantage® Advisory Indexed Variable Annuity, Lincoln Level Advantage® Design B-Share Indexed Variable Annuity, and Lincoln Level Advantage® Design Advisory Indexed Variable Annuity. The Performance Trigger Rate is used to determine the rate of return for an indexed segment at the end of the term if there is a zero or positive index performance.

The Lincoln Level Advantage® Advisory Indexed Variable Annuity prospectus also includes disclosure regarding a new feature that allows the contractowner to take withdrawals from their contract to pay their advisory fees (up to a certain percentage of contract value), without negatively impacting a living benefit rider or a death benefit.

Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher